Halcium
20m ·

We're crowdfunding! Be a part of our mission to change energy for the better. Details here: https://wefunder.com/halcium

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in Halcium Energy: Safe, effective small wind turbines for homes and businesses. | Wefunder

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